

January 30, 2024

Christopher Gaertner
Chief Financial Officer
DHC Acquisition Corp.
1900 West Kirkwood Blvd.
Suite 1400B
Southlake, TX 76092

> **Re: DHC Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 12, 2024**
> **File No. 333-275058**

Dear Christopher Gaertner:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 26, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Balance Sheet, page 205

1.   We note your response to prior comment 3. Please include more of the information included in your response in your Footnote A and B disclosures. For example, clarify that the common stock in Footnote A gives effect to the Exchange Ratio and the common stock in Footnote B is prior to giving effect to the Exchange Ratio.

Consolidated Statements of Operations, page F-51

2.   We have reviewed your response to prior comment 4. Your response states that at the

actual time of the settlements, you did not perform a valuation of your equity, but rather a valuation that was performed after the settlements were executed. Please explain how you determined how to record this transaction at the time of settlement if you did not perform a valuation until after the settlement. In addition, in light of the valuation performed at year end 2022 at $0.10 per share that was performed by the valuation consultant, how did you consider this valuation in a reassessment of your earlier valuation of $0.0154.

Notes to Unaudited Condensed Consolidated Financial Statements
Note C - Acquisitions, page F-76

3.   We have reviewed your response to prior comment 5. Please address the following items:

- We repeat our prior comment to explain and quantify the significant milestones that occurred within the Company between the 2022 valuation of $0.10 per share and the fair value of $1.00 in 2023. In this regard, we note the Company did not generate any revenue and the Company appears to not have had any technology during this time. Given the Company had minimal operations during this time, explain how the valuation expert concluded that rises in valuations and transaction prices in the private and public markets for AI based enterprises during impacted the valuation of BEN.
- We note your response that you do not believe the developed technology acquired from DM Lab is currently a research and development asset. Please provide a more detailed analysis on how you reached this conclusion. We note your previous response noted that this acquired technology was not ready for commercialization. Refer to ASC 805 and ASC 350-30-35-17A through 35-20.

General

4.   Please provide us with any correspondence between Citi Global Markets and DHC Acquisition Corp. relating to the firm's resignation.

5.   Please provide us with the engagement letter between DHC Acquisition Corp and Citi Global Markets. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

 Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Christopher Gaertner
DHC Acquisition Corp.
January 30, 2024
Page 3

Division of Corporation Finance
Office of Technology

cc: Kevin Cooper